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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 1999

                       SANTA FE INTERNATIONAL CORPORATION
                 (Translation of registrant's name into English)

                5420 LBJ Freeway, Suite 1100, Dallas, Texas 75240
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X   Form 40-F
                                     ---            ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                     ---     ---


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PRESS RELEASE

     Enclosed herewith as Exhibit 1 is a copy of the Registrant's Press Release dated December 1, 1999.



EXHIBIT


     1    Press Release dated December 1, 1999.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            SANTA FE INTERNATIONAL
                                            CORPORATION
                                                   (Registrant)


Date: December 1, 1999                      By: /s/ CARY A. MOOMJIAN, JR.
                                                --------------------------------
                                                Cary A. Moomjian, Jr.
                                                Vice President, Secretary  and
                                                General Counsel


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                                  EXHIBIT INDEX


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EXHIBIT                                                                    PAGE
  NO.        DESCRIPTION
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

1            Press Release dated December 1, 1999.                           5
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